Mail Stop 4561

June 14, 2007

Albert E. Winemiller
President and Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

> **RE:** **PROS Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-141884**
> **Date Filed: June 11, 2007**

Dear Mr. Winemiller:

We have reviewed your filing and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Stock-based Compensation, page 35

1. On page 37, you disclose an "estimated fair value" of $2,658,000 on March 26,
    2007 and $927,000 on April 2, 2007 for options granted that calculate to an
    estimated fair value of $3.09 per share. Tell us why your estimated fair value is
    not based on the $6 per share disclosed throughout the filing.

2. Please refer to comment 3 of our letter dated June 6, 2007. Please revise your
    disclosures on pages 37 to 38 to address with greater specificity and quantification
    the significant factors, assumptions and methodologies used in determining the
    fair values of your common stock on March 26, 2007 and April 2, 2007. We
    would expect greater detail and specificity regarding such factors as historical and
    projected financial results, financial condition, customer relations, sales pipeline,
    project progress to estimates, IPO prospects, etc. Revised disclosure should allow

investors to understand more completely the manner in which, and degree to which your valuation assumptions and factors impact your operating results, financial condition and changes in financial condition as well as understand the uncertainties and subjectivity involved in applying your accounting policies and estimates.

3.   In view of the significant difference between your $6 fair value determinations in March and April 2007 and the June 2007 estimated IPO price mid-point of $11, please revise your disclosures to discuss in more specific and quantifiable terms each of the factors and intervening events on page 38 that explain the difference between the March and April $6 fair values and June IPO estimated price of $11. As previously requested, describe the significant intervening events that reconcile the values in a manner that is readily understandable to investors.

Executive Compensation

Compensation Discussion and Analysis, page 71

4.   Please refer to prior comment 6 of our June 6, 2007 letter. We note your revised disclosure that your compensation committee considered the components, and not the amounts, of PROS Holdings compensation programs consistent with that of other technology companies. We also note your disclosure that a compensation consultant was not retained to advise on executive compensation and the compensation committee typically considers the recommendations of your chief executive officer and/or members of management and determines the use and weight of each compensation element. Please help us to better understand how the compensation committee determined executive compensation in the absence of compensation consultants, benchmark studies and similar objective criteria. If two of your stated executive compensation policy objectives are to "attract and retain talented and experienced executives in a highly competitive and dynamic pricing and revenue software market" and "provide a competitive compensation package which is weighted heavily towards pay for performance", we do not understand what the compensation committee is considering to determine executive compensation other than the experience of executive management and the board itself. In light of your disclosure in prior filings, consider disclosing your supplemental response that the compensation committee "did not rely on any benchmark studies of other specific companies."

Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5.   Please refer to comment 13 in our letter dated June 6, 2007. It is not clear from your response how you have established VSOE of fair value for your maintenance arrangements. Please describe assumptions used and provide quantitative support to evaluate the range of renewal price variation used to determine VSOE of fair value for the three years ended December 31, 2006. While you indicate that 96% of your contracts have renewed over the past three years you note only the 2006 renewal rate average as a percentage of the license fee for VSOE of fair value. In addition, your averaged single year percentage amount is not accompanied by analysis that indicates how far any substantive concentration of renewal rates varies from that average rate in a manner that supports your conclusion that you have established a substantive VSOE of fair value. Please address how you determined and concluded you have VSOE of fair value for each of the three years ended December 31, 2006.

        You may contact Kari Jin at (202) 551-3481 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to me at (202) 551-3730.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc.   John J. Gilluly III
        by facsimile at (512) 457-7001